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                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of February 2005

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]   Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]  No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                              (Registrant)

        Date: February 2, 2005                By  /s/ Daniel Salazar Ferrer, CFO

         BACHOCO ANNOUNCES ITS FOURTH QUARTER AND FULL YEAR 2004 RESULTS

    CELAYA, Mexico, Feb. 2 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the fourth quarter and full year ended December 31, 2004. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of December 31, 2004.

    Fourth Quarter 2004 Highlights:
    -- The Company achieved the highest quarterly sales in its history at
       Ps. 3,502.6 million compared with Ps. 2,909.9 in 4Q03.
    -- Chicken sales increased by 24.5%, while sales of swine had an increase of
       36.4% compared with 4Q03.
    -- Gross margin was 25.7% for the quarter, compared to 15.4% during 4Q03. -- EBITDA reached Ps. 586.0 million vs 117.9 million for 4Q03. -- EPS of Ps.
    1.23 for the quarter, compared to Ps. 0.25 in 4Q03

    Comments from the CEO:
    Cristobal Mondragon, CEO of Bachoco stated, "During this quarter the Mexican economy continued showing signs of recovery. At the same time, the poultry industry continued benefiting from a decrease in raw material prices while more stable supplies were observed in the Mexican markets.

    "We are very satisfied with the results achieved this quarter; they improved substantially with respect to the same quarter of 2003. Our efforts to improve our processes, to control our operating expenses and to better serve our customers yielded good results.

    "Particularly, our sales were the highest for a quarter in the company's history. Our chicken volumes sold increased 9.0% due to the completion of our growing projects at the Northwest and the Peninsula Complex. On the other hand, table eggs volume increased 9.7% due to additional production in the Sureste Complex.

    "The Company reached an operating margin of 13.6%, higher than that reached in 4Q03. For the whole year, we improved our operating results by more than 80%, reaching an operating margin of 6.8%, despite the adverse conditions that the company faced during the first half of the year.

    "The financial situation of the company remains strong with cash and cash equivalents of Ps. 2,323.9 million, while our debt remains at low levels. In addition, CAPEX continues to be financed entirely through resources generated by the Company's operations. CAPEX for this quarter was Ps.67.7 million."

    Fourth Quarter 2004 Results
    Net Sales
    Net sales for the quarter reached Ps. 3,502.6 million, an increase of 20.4% compared to Ps. 2,909.9 million reported for 4Q03. This was mainly due to an increase of 24.5% in chicken sales, 36.4% in swine sales and 9.8% in balance feed.

Net Sales by Product Line     4Q03     4Q04
                               %         %
-------------------------    -----     -----
Chicken                      77.40%    80.03%
Eggs                         11.98%     9.84%
Balance Feed                  7.13%     6.50%
Swine and other Lines         3.49%     3.62%
 Total Company                 100%      100%

    Operating Results
    Bachoco's gross margin was 25.7% in 4Q04, compared to 15.4% in 4Q03, mainly due to a recovery in prices at each of our main product lines and a reduction in unit costs of our main product lines. Consequently, the Company's operating margin was 13.6%, compared to 0.7% in the same quarter of 2003. EBITDA during the quarter reached Ps. 586.0 million.

    Taxes
    Taxes recognized by the Company during the quarter were Ps. 58.8 million, which includes a positive effect of Ps. 14.1 million as per Bulletin E-1.

    Net Income
    Net income for the three-month period ended December 31, 2004, was Ps. 368.8 million. Earnings per share reached Ps. 1.23, compared to Ps. 0.25 reported for the same period of 2003.

    Results by Business Segment
    Chicken
    Volume of chicken sold during the quarter increased by 9.0% with respect to the same quarter of last year. This increase was due to the completion of important growth projects that Bachoco has, located in the Northwestern Complex and the Peninsula complex. On the other hand, we have had a more stable chicken supply, and demand remained at good levels for the quarter, so our chicken prices increased by 14.2% compared with 4Q03.

    Table Eggs
    The sales of table eggs decreased by 1.1%, as a result of a decrease in prices of 9.9% due to a larger supply in the industry. At the same time, we had an increase in volumes of 9.7% due to the additional production in our Sureste region. Bachoco continues to work on improving the sales mix by introducing pre-packaged products with high-brand identification.

    Balance Feed
    Sales of balance feed increased 9.8% with respect to the same quarter of last year, as a result of increases in price of 6.1%. Volume sold for the quarter showed an increase of 3.5%, compared with the same quarter of last year.

    Swine and Other Lines
    Sales of swine increased 36.4%, as a result of an increase of 18.6% in volume sold and 15.0% in price, this was the result of improvements in our productivity and a better balance between supply and demand.

    Full Year 2004 Results
    Net Sales
    Net sales for the full year reached Ps. 13,252.4 million, compared to Ps. 11,254.5 million reported for the year 2003, representing an increase of 17.8%. This was mainly due to sales increases of 18.9% in chicken, 34.6% in swine, 12.2% in table eggs and 10.3% in balance feed. These changes were mainly the result of increases in volume and prices of our main product lines.

                             Full Year   Full Year
Net Sales by Product Line       2003        2004
-------------------------    ---------   ---------
Chicken                          78.03%      78.82%
Eggs                             11.19%      10.66%
Balance Feed                      7.07%       6.62%
Swine and Other Lines             3.71%       3.90%
Total Company                      100%        100%

    Operating Results
    Bachoco's gross margin reached 19.3% for the full year, compared to 19.1% in 2003, mainly due to increases in volume and prices in our main product lines partially offset by an increase in unit cost of sales, which were affected by price increases in the cost of raw materials during the first half of the year. Consequently, the Company's operating margin was 6.8% compared to 4.4% in 2003. EBITDA during the period reached Ps. 1,325.1 million.

    Taxes
    The taxes recognized by the Company during the year were Ps. 175.7 million, which includes a negative effect of Bulletin E-1 in the amount of Ps. 15.8 million.

    Net Income
    Net income for year 2004, was Ps. 702.3 million. Earnings per share reached Ps. 2.34, compared to Ps. 1.91 reported for 2003.

    Balance Sheet
    The Company maintained its healthy financial structure through year-end. Liquidity remained solid with cash and cash equivalents of Ps. 2,323.9 million as of December 31, 2004. Debt remained at low levels to Ps. 172.2 million as of December 31, 2004.

    The current ratio reached 6.6 to 1. Capex during the year was Ps. 432.8 million, financed entirely through resources generated by the operations.

    Company Description
    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 13,252.4 million for fiscal 2004 divided among the Company's four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balance feed, 10.66% table eggs, and 3.90% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                   Condensed Consolidated Statements of Income
            (millions of constant pesos as of December 31, 2004, and
                millions of U.S. dollars, except per share data)

                                           Three Months ended
                                  ------------------------------------
                                    Dec. 31      Dec. 31      Dec. 31
                                    2004(1)       2004         2003
                                  ----------   ----------   ----------
Net Sales                         US$    314   Ps.  3,503   Ps.  2,910
Cost of Sales                            233        2,602        2,461
Gross Profit                              81          901          449
Selling, general and
 administrative                           38          423          429
 expenses
Operating Income                          43          478           20
Comprehensive
 Financing Cost (Income)
Interest Expense (Income)                 (2)         (18)         (11)
Foreign Exchange Loss (gain)               1           12          (35)
Gain from Monetary Position                1            8            4
Total Comprehensive
 Financing Cost                            0            2          (43)
 (Income)
Other Income Net                          (4)         (49)          12
Income Before
 Provisions for Income Tax,
 Employee Profit Sharing
 and Minority Interest                    38          427           75
Provisions for:
 Income Tax and
 Asset Tax                                (1)         (11)         (12)
Employee Profit Sharing                   --           --           --
 Deferred Income Taxes                    (6)         (61)         (12)

Income before Minority Interest           32          354           51

Minority Interest                          0            1           (2)

Net Income                                32          355           49
Effects of Bulletin E-1                    1           14           24
Net income after Bulletin e-1             33          369           74
Weighted Average
 Units Outstanding                   299,600      299,600      299,874
(in Thousands)
Net Income per Unit                     0.11         1.23         0.25
Dividend per Unit                         --           --           --

                                           Twelve Months ended
                                  ------------------------------------
                                    Dec. 31      Dec. 31      Dec. 31
                                     2004         2004         2003
                                  ----------   ----------   ----------
Net Sales                         US$  1,188   Ps. 13,252   Ps. 11,255
Cost of Sales                            959       10,697        9,109
Gross Profit                             229        2,555        2,146
Selling, general and
 administrative                          148        1,650        1,649
 expenses
Operating Income                          81          905          497
Comprehensive
 Financing Cost (Income)
Interest Expense (Income)                 (7)         (75)        (136)
Foreign Exchange Loss (gain)              (3)         (31)         (66)
Gain from Monetary Position                1           14           17
Total Comprehensive
 Financing Cost                           (8)         (92)        (185)
 (Income)
Other Income Net                         (11)        (121)         (20)
Income Before
 Provisions for Income Tax,
 Employee Profit Sharing
 and Minority Interest                    79          876          662
Provisions for:
 Income Tax and
 Asset Tax                                (2)         (23)         (44)
Employee Profit Sharing                   --           --           --
 Deferred Income Taxes                   (12)        (136)        (101)

Income before Minority Interest           64          716          517

Minority Interest                          0            2           (4)

Net Income                                64          718          513
Effects of Bulletin E-1                   (1)         (16)          24
Net income after Bulletin e-1             63          702          572
Weighted Average
 Units Outstanding                   299,629      299,629      298,557
(in Thousands)
Net Income per Unit                     0.21         2.34         1.91
Dividend per Unit                       0.07         0.83         1.08

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps.11.154 per U.S. dollar, the noon buying rate at December 31, 2004.

                      Consolidated Condensed Balance Sheets
              (millions of constant pesos as of December 31, 2004, and millions of U.S. dollars, except per share data)

                                   Dec. 31       Dec. 31     Dec. 30
                                    2004(1)       2004         2003
                                  ----------   ----------   ----------
ASSETS
Current Assets:
 Cash and Cash Equivalents        US$    208   Ps.  2,324   Ps.  1,651
 Accounts Receivable less
  Allowance for
  Doubtful Accounts                       34          380          421
 Inventories                             187        2,084        1,795
 Other Current Assets                     17          192          311
Total Current Assets                     446        4,979        4,178
 Net Property, Plant and
  Equipment                              727        8,104        8,557
 Other Non Current Assets                 36          407          314
Total Non Current Assets                 763        8,511        8,871
TOTAL ASSETS                      US$  1,209   Ps. 13,490   Ps. 13,049

LIABILITIES
Current Liabilities
 Notes Payable to Banks           US$      9   Ps.    100   Ps.     61
 Trade Accounts Payable                   42          464          430
 Other Accrued Liabilities                17          190          172
Total Current Liabilities                 68          754          663
Long-Term Debt                             7           73           98
Labor Obligations                         11          127           32
Deferred Income Taxes                    150        1,678        1,674
Total Long-Term Liabilities              168        1,878        1,803
TOTAL LIABILITIES                        236        2,632        2,467

STOCKHOLDERS' EQUITY
 Capital Stock                           184        2,057        2,057
Premium in Public
 Offering of Shares                       53          590          636
 Retained Earnings                     1,050       11,717       11,401
 Net Income for the Year                  63          702          563
 Deficit from Restatement of
  Stockholders' Equity                  (286)      (3,192)      (3,025)
Reserve for Repurchase of Shares          19          211          177
 Minimum Seniority Premium
  Liability Adjustment                     0            0           (2)
 Effect of Deferred Income Taxes        (114)      (1,268)      (1,268)
Total Majority
 Stockholders' Equity                    970       10,817       10,538
Minority Interest                          4           41           44
TOTAL STOCKHOLDERS' EQUITY               973       10,858       10,582
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY              US$  1,209   Ps. 13,490   Ps. 13,049

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.154 per U.S. dollar, the noon buying rate at December 31, 2004.

       Condensed Consolidated Statements of Changes in Financial Position
              (millions of constant pesos as of December 31, 2004,
                          and millions of U.S. dollars)

                                   Dec. 31       Dec. 31     Dec. 31
                                    2004(1)       2004         2003
                                  ----------   ----------   ----------
OPERATING ACTIVITIES:
 Net Income                       US$     63   Ps.    702   Ps.    572
 Adjustments to Reconcile
  Net Income to Resources
  Provided by Operating
  Activities:
Depreciation and Others                   38          420          376
Changes in Operating
 Assets and Liabilities                   29          319         (250)
Deferred Income Taxes                      0            5           59
RESOURCES PROVIDED BY
 OPERATING ACTIVITIES                    130        1,446          756
FINANCING ACTIVITIES:
 Increase of Capital Stock                 0            0            0
 Proceeds from Long-term Debt              0            4          (41)
 Proceeds from Short-term Debt            29          318           77
 Repayment of Long-term
  Debt and Notes Payable                 (27)        (301)        (160)
 Decrease in Long-term
  Debt in Constant Pesos                  (1)          (8)          73
 Cash Dividends Paid                     (22)        (247)        (321)
 Others                                   (0)          (0)           1
RESOURCES PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                    (21)        (234)        (370)
INVESTING ACTIVITIES:
 Acquisition of Property,
  Plant and Equipment                    (40)        (433)        (616)
 Minority Interest                        (0)          (2)           2
 Others                                   (9)        (104)          17
RESOURCES USED IN INVESTING
 ACTIVITIES                              (50)        (539)        (597)
NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                     59          673         (211)
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                  148        1,651        1,855
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                 US$    207   Ps.  2,324   Ps.  1,644

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.154 per U.S. dollar, the noon buying rate at December 31, 2004.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             02/02/2005
    /CONTACT: Investors, in Mexico, Daniel Salazar Ferrer, CFO, or Maria Appendini Marino, IRO, maria.appendini@bachoco.net, both of Industrias Bachoco, +011-52-461-61-835-55; or in New York, Kevin Kirkeby, +1-646-284-9416, or
kkirkeby@hfgcg.com, or Lauren Puffer, +1-646-284-9426, or lpuffer@hfgcg.com, both of HF Global Consulting Group for Industrias Bachoco/
    /First Call Analyst: /
    /FCMN Contact: kkirkeby@hfgcg.com /
    /Web site:  http://www.bachoco.com.mx /
    (IBA)

CO:  Industrias Bachoco, S.A. de C.V.
ST:  Mexico
IN:  AGR FOD
SU:  ERN